May 15, 2006

To: All Canadian Securities Commissions and Agencies

Dear Sirs:

Re: Quarterly Report for the Period Ended March 31, 2006

Today, Northern Orion Resources Inc. (the “Company”) mailed the following material to shareholders appearing on the Company’s supplemental mailing list:

1. Consolidated Financial Statements for the for the three months ended March 31, 2006 and 2005; and

2. Management Discussion and Analysis of Financial Conditions and Results of Operations for the

three months ended March 31, 2006.

Sincerely,

NORTHERN ORION RESOURCES INC.

“Horng Dih Lee”

Horng Dih Lee

VP Finance & CFO

cc: TSX

Suite 250, 1075 West Georgia Street, Vancouver, B.C., Canada  V6E 3C9

Tel:   604.689.9663     Fax:   604.434.1487     www.northernorion.com